UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

1.       An announcement regarding formation of Caofeidian clean energy company of Huaneng Power International, Inc.(the "Registrant"); and

2.       An announcement regarding connected transaction of the Registrant;

Each made by the Registrant on December 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: January 3, 2022

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION
FORMATION OF

CAOFEIDIAN CLEAN ENERGY COMPANY

On 29 December 2021, Hebei Company entered into the Joint Venture Agreement with Huaneng Treasury. Pursuant to the terms and conditions of the Joint Venture Agreement, Hebei Company will jointly establish Caofeidian Clean Energy Company with Huaneng Treasury and Hebei Company will contribute RMB119.616 million, while Huaneng Treasury will contribute in US dollars equivalent of RMB51.264 million. After the completion of the Transaction, Hebei Company will hold 70% of Caofeidian Clean Energy Company, and Huaneng Treasury will hold 30% of Caofeidian Clean Energy Company. After completion of the Transaction, the financial results of Caofeidian Clean Energy Company will be consolidated into the financial statement of Hebei Company.

As of the date of this announcement, Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% interest in the Company. Huaneng Group also holds a 9.91% direct interest in the Company and holds a 3.01% indirect interest in the Company through its wholly- owned subsidiary Hua Neng HK, a 0.84% indirect interest in the Company through Huaneng Treasury, its indirect wholly-owned subsidiary, and a 0.26% indirect interest in the Company through its controlling subsidiary Huaneng Finance. Huaneng Treasury is a wholly-owned subsidiary of Huaneng Group. According to the Hong Kong Listing Rules, Huaneng Treasury is an associate of the connected person of the Company, and the Transaction constitutes a connected transaction of the Company.

As all of the applicable percentage ratios for the Transaction are less than 0.1%, the transaction contemplated under the Joint Venture Agreement falls to be de minimis transaction and is exempt from the reporting, announcement and independent shareholders’ approval requirements under the Hong Kong Listing Rules. The disclosure made in this announcement is made by the Company on a voluntary basis.

I.	INTRODUCTION

On 29 December 2021, Hebei Company entered into the Joint Venture Agreement with Huaneng Treasury. Pursuant to the terms and conditions of the Joint Venture Agreement, Hebei Company will jointly establish Caofeidian Clean Energy Company with Huaneng Treasury and Hebei Company will contribute RMB119.616 million, while Huaneng Treasury will contribute in US dollars equivalent of RMB51.264 million. After the completion of the Transaction, Hebei Company will hold 70% of Caofeidian Clean Energy Company, and Huaneng Treasury will hold 30% of Caofeidian Clean Energy Company. After completion of the Transaction, the financial results of Caofeidian Clean Energy Company will be consolidated into the financial statement of Hebei Company.

Hebei Company will pay the consideration for the subscription for the registered capital with its own fund.

II.	RELATIONSHIP AMONG THE COMPANY, HEBEI COMPANY AND HUANENG TREASURY

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China. It is one of the largest listed power producers in China. As at the date of this announcement, the Company’s controlled generation capacity is 115,014 MW and the equity-based generation capacity is 101,388 MW.

Hebei Company, established on 21 January 2021, is a wholly-owned subsidiary of the Company and is principally engaged in the business development, construction and operation of wind power and solar power projects.

Huaneng Treasury was incorporated in 5 February 2018 in Hong Kong. It is a wholly-owned subsidiary of Huaneng Group and is principally engaged in issuing bonds, injecting capital and loans to subsidiaries, investing and holding equity interests in group members, etc..

As of the date of this announcement, Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% interest in the Company. Huaneng Group is a stated-owned central enterprise with operating power industries as its main business, which is under the supervision of the State-owned Assets Supervision and Administration Commission of the State Council. Huaneng Group also holds a 9.91% direct interest in the Company and holds a 3.01% indirect interest in the Company through its wholly-owned subsidiary Hua Neng HK, a 0.84% indirect interest in the Company through Huaneng Treasury, its indirect wholly-owned subsidiary, and a 0.26% indirect interest in the Company through its controlling subsidiary Huaneng Finance. Huaneng Treasury is a wholly-owned subsidiary of Huaneng Group. According to the Hong Kong Listing Rules, Huaneng Treasury is an associate of the connected person of the Company, and the Transaction constitutes a connected transaction of the Company.

As of the date of this announcement, the connected relationship between the Company and Huaneng Treasury is illustrated as follows:

* Huaneng Group, through its wholly-owned subsidiary i.e. Hua Neng HK, indirectly holds 100% of Pro-Power Investment while Pro-Power Investment holds a 25% interest in HIPDC. Therefore, Huaneng Group holds a 25% indirect interest in HIPDC.

** Huaneng Group holds a 9.91% direct interest in the Company and holds a 3.01% interest in the Company through its wholly-owned subsidiary Hua Neng HK, a 0.84% indirect interest in the Company through Huaneng Treasury, its wholly-owned subsidiary, and a 0.26% indirect interest in the Company through its controlling subsidiary Huaneng Finance.

III.	BASIC INFORMATION OF THE CONNECTED TRANSACTION

The principal terms of the Joint Venture Agreement are set out as follows:

1.	Date

29 December 2021

2.	Parties

(1)	Hebei Company

(2)	Huaneng Treasury

3.	Registered capital and proportion of shareholding

The registered capital of Caofeidian Clean Energy Company is RMB170.88 million, of which, Hebei Company will contribute RMB119.616 million in RMB cash and will hold 70% of the equity interest thereof. Huaneng Treasury will contribute RMB51.264 million in USD cash, which will be at the central parity exchange rate to be announced by The People’s Bank of China on the day of contribution by Huaneng Treasury, and will hold 30% of the equity interest thereof.

4.	Organizational Structure

Caofeidian Clean Energy Company will establish a board of directors which will consist of three directors. Hebei Company shall be entitled to two board seats and Huaneng Treasury shall be entitled to one board seat. The board of directors shall have one chairman who will be nominated by Hebei Company. Caofeidian Clean Energy Company will establish a board of supervisors, which will consist of three supervisors with one supervisor nominated by each shareholder, and one employee supervisor. The board of supervisors shall have one chairman who will be nominated by Huaneng Treasury.

5.	Co-Sale Right

If Hebei Company wishes to transfer its equity interest in Caofeidian Clean Energy Company resulting in the loss of the de facto control in Caofeidian Clean Energy Company by Huaneng Group, Huaneng Treasury has the right to agree with Hebei Company, at the same price and terms and conditions as proposed by the transferee, to transfer their equity interests in Caofeidian Clean Energy Company together to the transferee (“Co-Sale Right”). If Huaneng Treasury exercises the Co-Sale Right in accordance with the provisions of the Joint Venture Agreement, Hebei Company shall be obliged to procure the transferee to acquire all the equity interests in Caofeidian Clean Energy Company required to be sold by Huaneng Treasury pursuant to its exercise of the Co-Sale Right at the same price and terms and conditions. If the transferee declines in any way to acquire equity interests from Huaneng Treasury, which exercises the Co-Sale Right under the Joint Venture Agreement, Hebei Company shall not sell any equity interest to the transferee, unless at the same time of the sale or transfer, Hebei Company shall acquire the equity interest from Huaneng Treasury.

6.	Effectiveness

The Joint Venture Agreement shall come into effect upon being signed by the parties thereto.

IV.	PRICING OF THE TRANSACTION

Hebei Company will contribute RMB119.616 million and Huaneng Treasury will contribute in US dollars equivalent of RMB51.264 million. After the completion of the Transaction, Hebei Company will hold 70% of Caofeidian Clean Energy Company, and Huaneng Treasury will hold 30% of Caofeidian Clean Energy Company.

V.	PURPOSE OF THE CONNECTED TRANSACTION AND THE EFFECT ON THE COMPANY

In order to increase the proportion of the Company's clean energy installed capacity, optimize the industry structure, and meet the development and construction requirements of the Shilihai 100MW composite photovoltaic power generation project in Hebei, the Company strives to develop and construct new energy power generation and other new business energy power generation project resources in Caofeidian and hence proposes to establish Caofeidian Clean Energy Company.

After completion of the Transaction, the financial results of Caofeidian Clean Energy Company will be consolidated into the financial statements of Hebei Company. The Transaction will not have a significant impact on the Company’s financial position, and there is no situation that will harm the Company and the interests of its shareholders.

VI.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As all of the applicable percentage ratios for the Transaction are less than 0.1%, the transaction contemplated under the Joint Venture Agreement falls to be de minimis transaction and is exempt from the reporting, announcement and independent shareholders’ approval requirements under the Hong Kong Listing Rules. The disclosure made in this announcement is made by the Company on a voluntary basis.

VII.	PROCEDURAL MATTER RELATING TO THE TRANSACTION

On 29 December 2021, the 20th Meeting of the Tenth Session of the Board of Directors of the Company has considered and approved the resolution regarding the Transaction. According to the SSE Listing Rules and the Hong Kong Listing Rules, Mr. Zhao Keyu, Mr. Zhao Ping, Mr. Huang Jian, Mr. Wang Kui, Mr. Lu Fei and Mr. Teng Yu, all being Directors of the Company having related relationship, abstained from voting on the resolution relating to the Transaction.

The Board of Directors (including the independent non-executive Directors) are of the view that the Joint Venture Agreement was entered into: (1) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); (2) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole and (3) in the ordinary and usual course of business of the Company.

VIII.	DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules
“Company” or “Huaneng International”	Huaneng Power International, Inc.
“Joint Venture Agreement”	Huaneng Shilihai 100MW Composite Photovoltaic Power Project Joint Venture Agreement entered into between Hebei Company and Huaneng Treasury on 29 December 2021
“Caofeidian Clean Energy Company”	Huaneng Tangshan Caofeidian Clean Energy Co., Ltd. (tentative named, subject to the final approval of the administration for market regulation) which is proposed to be established jointly by Hebei Company and Huaneng Treasury
“Director(s)”	the director(s) of the Company (including independent non- executive director(s))
“Hebei Company”	Huaneng Hebei Clean Energy Co., Ltd.
“HIPDC”	Huaneng International Power Development Corporation
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Hua Neng HK”	China Hua Neng Group Hong Kong Limited
“Huaneng Finance”	China Huaneng Finance Corporate Limited
“Huaneng Group”	China Huaneng Group Co., Ltd.
“Huaneng Treasury”	China Huaneng Group Treasury Management (Hong Kong) Limited
“PRC” or “China”	the People’s Republic of China
“Pro-Power Investment”	Pro-Power Investment Limited
“RMB”	Renminbi, the lawful currency of the PRC

“SSE Listing Rules”	Rules Governing the Listing of Securities on Shanghai Stock Exchange
“Transaction”	Pursuant to the terms and conditions of the Joint Venture Agreement, Hebei Company will jointly establish Caofeidian Clean Energy Company with Huaneng Treasury

By order of the Board

Huaneng Power International, Inc.

Huang Chaoquan

Company Secretary

As of the date of the announcement, the directors of the Company are:

Zhao Keyu (Executive Director)

Zhao Ping (Executive Director)

Huang Jian (Non-executive Director)

Wang Kui (Non-executive Director)

Lu Fei (Non-executive Director)

Teng Yu (Non-executive Director)

Mi Dabin (Non-executive Director)

Cheng Heng (Non-executive Director)

Li Haifeng (Non-executive Director)

Lin Chong (Non-executive Director)

Xu Mengzhou (Independent Non-executive Director)

Liu Jizhen (Independent Non-executive Director)

Xu Haifeng (Independent Non-executive Director)

Zhang Xianzhi (Independent Non-executive Director)

Xia Qing (Independent Non-executive Director)

Beijing, the PRC

30 December 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

CAPITAL INCREASE IN ZHANYI COMPANY

On 29 December 2021, Yuwang Energy entered into the Capital Increase Agreement with Huaneng Treasury. Pursuant to the Capital Increase Agreement, Yuwang Energy and Huaneng Treasury shall inject new capital by way of cash in accordance with their respective shareholding ratios. Yuwang Energy shall use its own internal fund to pay Zhanyi Company not more than RMB117,000,000 as the consideration for the Capital Increase. Upon completion of the Capital Increase, Zhanyi Company’s registered capital will be increased to RMB156,000,000, and Yuwang Energy’s shareholding ratio in Zhanyi Company remains unchanged at 75%.

As at the date of publication of this announcement, Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group is a stated-owned central enterprise with operating power industries as its main business, which is under the supervision of the State-owned Assets Supervision and Administration Commission of the State Council. Huaneng Group also holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect equity interest in the Company through Huaneng Treasury (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.26% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Yuwang Energy and Huaneng Treasury each holds a 75% and 25% equity interests, respectively, in Zhanyi Company, which is a connected subsidiary of the Company. Huaneng Treasury is a wholly-owned subsidiary of Huaneng Group. According to the relevant provisions of the Hong Kong Listing Rules, Huaneng Treasury is an associate of the connected person of the Company and the Capital Increase constitutes a connected transaction of the Company, subject to compliance with relevant disclosures under the Hong Kong Listing Rules and/or the requirement to obtain independent shareholder’s approval.

As all of the applicable percentage ratios for the Capital Increase are less than 0.1%, the transaction contemplated under the Capital Increase Agreement falls to be de minimis transaction and is exempt from the reporting, announcement and independent shareholders’ approval requirements under the Hong Kong Listing Rules. The disclosure made in this announcement is made by the Company on a voluntary basis.

I.	INTRODUCTION

On 29 December 2021, Yuwang Energy entered into the Capital Increase Agreement with Huaneng Treasury. Pursuant to the Capital Increase Agreement, Yuwang Energy and Huaneng Treasury shall inject new capital by way of cash in accordance with their respective shareholding ratios. Yuwang Energy shall use its own internal fund to pay Zhanyi Company not more than RMB117,000,000 as the consideration for the Capital Increase. Upon completion of the Capital Increase, Zhanyi Company’s registered capital will be increased to RMB156,000,000, and Yuwang Energy’s shareholding ratio in Zhanyi Company remains unchanged at 75%.

II.	RELATIONSHIP BETWEEN THE COMPANY, YUWANG ENERGY AND HUANENG TREASURY

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of publication of this announcement, the Company’s controlled generation capacity is 115,014 MW and the equity-based generation capacity is 101,388 MW.

Yuwang Energy is a wholly-owned subsidiary of the Company and is principally engaged in investment of power projects, production and sales of power; development, production and operation management of new energy projects; power and energy project consulting; environmental protection technology development, technology transfer, technical consulting, and technical services.

Huaneng Treasury was incorporated in 5 February 2018 in Hong Kong. It is a wholly-owned subsidiary of Huaneng Group and is principally engaged in issuing bonds, injecting capital and loans to subsidiaries, investing and holding equity interests in group members, etc..

As at the date of publication of this announcement, Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group is a stated-owned central enterprise with operating power industries as its main business, which is under the supervision of the State-owned Assets Supervision and Administration Commission of the State Council. Huaneng Group also holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect equity interest in the Company through Huaneng Treasury (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.26% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Yuwang Energy and Huaneng Treasury each holds a 75% and 25% equity interests, respectively, in Zhanyi Company, which is a connected subsidiary of the Company. Huaneng Treasury is a wholly-owned subsidiary of Huaneng Group. According to the relevant provisions of the Hong Kong Listing Rules, Huaneng Treasury is an associate of the connected person of the Company and the Capital Increase constitutes a connected transaction of the Company, subject to compliance with relevant disclosures under the Hong Kong Listing Rules and/or the requirement to obtain independent shareholder’s approval.

III.	THE CAPITAL INCREASE

The Capital Increase was approved at the meeting of the board of Directors of the Company held on 29 December 2021. Yuwang Energy entered into the Capital Increase Agreement with Huaneng Treasury. Major terms of the Capital Increase Agreement are as follows:

1.	Date:	29 December 2021

2.	Parties:	(i) Yuwang Energy; and

(ii) Huaneng Treasury.

3.	Subscription of share capital	According to the Capital Increase Agreement, shareholders of Zhanyi Company shall inject new capital by way of cash in accordance with its existing shareholding ratios, of which Yuwang Energy shall subscribe for not more than RMB117,000,000, representing 75% of the newly increased capital.

Following completion of the Capital Increase, the registered capital and shareholding structure of Zhanyi Company will be as follows: (1) registered capital: no more than RMB156,000,000; and (2) the names of shareholders, capital contributions and shareholding ratios will be as follows: the Company shall contribute RMB117,000,000 with an equity interest of 75% and Huaneng Treasury shall contribute USD equivalent of RMB39,000,000 with an equity interest of 25%.

4.	Payment:	By way of cash

5.	Effectiveness:	The Capital Increase Agreement shall become effective from the date of signing (with official seals) by all parties.

In the Capital Increase, Yuwang Energy and Huaneng Treasury will each increase the capital of Zhanyi Company in the same proportion as the shareholding ratio of Zhanyi Company at a price of RMB1 per share.

Yuwang Energy shall use its own internal fund to pay Zhanyi Company not more than RMB117,000,000 as the consideration for the Capital Increase. Upon completion of the Capital Increase, Zhanyi Company’s registered capital will be increased to RMB156,000,000, and the Yuwang Energy’s shareholding ratio in Zhanyi Company remains unchanged at 75%.

IV.	INFORMATION OF ZHANYI COMPANY

Zhanyi Company was established in April 2021 with a registered capital of RMB1 million and was jointly established by Yuwang Energy and Pro-Power Investment. Yuwang Energy holds 75% of the equity interest of Zhanyi Company, and Pro-Power Investment holds 25% of Zhanyi Company, neither of which has actually contributed capital.

On 24 November 2021, Pro-Power Investment and Huaneng Treasury signed an equity transfer agreement. Huaneng Treasury acquired the 25% equity of Zhanyi Company held by Pro-Power Investment for nil consideration. The industrial and commercial change has been completed. After the completion of the industrial and commercial change of Zhanyi Company, the shareholding structure of Yuwang Energy will hold 75% and Huaneng Treasury will hold 25%.

Zhanyi Company is mainly engaged in electricity production and supply; solar and wind energy development and utilization; electricity sales; contract energy management.

V.	PURPOSE OF THE CAPITAL INCREASE AND THE FINANCIAL IMPACT ON THE COMPANY

In order to increase the proportion of the Company’s clean energy installed capacity and optimize the industry structure, the Company plans to develop Qujing Zhanyi Lingjiao 350 MW Agricultural Photovoltaic Power Generation Project and Qujing Zhanyi Panjiang 180 MW Wind Power Project in Qujing, Yunnan. In order to meet the development and construction requirements of the first phase of the 100 MW project of Qujing Zhanyi Lingjiao Agricultural Photovoltaic Power Generation Project, it is planned to increase the capital of Zhanyi Company.

The Capital Increase is to meet the capital needs of the project and will not have a significant impact on the Company’s financial status, and there is no situation that harms the interests of the Company and shareholders.

VI.	IMPLICATIONS UNDER HONG KONG LISTING RULES

As all of the applicable percentage ratios for the Capital Increase are less than 0.1%, the transaction contemplated under the Capital Increase Agreement falls to be de minimis transaction and is exempt from the reporting, announcement and independent shareholders’ approval requirements under the Hong Kong Listing Rules. The disclosure made in this announcement is made by the Company on a voluntary basis.

VII.	APPROVAL FROM THE BOARD

The Capital Increase was considered and approved at the 20th meeting of the tenth session of the Board of the Company on 29 December 2021. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei, Teng Yu, all being Directors having connected relationship, abstained from voting on the board resolution relating to the Capital Increase according to the Hong Kong Listing Rules and Shanghai Listing Rules.

The Directors (including independent non-executive Directors) are of the view that the Capital Increase Agreement was entered into: (i) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole and (iii) in the ordinary and usual course of business of the Company.

VIII.	DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the meanings set out below:

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Capital Increase”	the Company will subscribe for part of the newly-added registered capital of Zhanyi Company at not more than RMB117,000,000 in accordance with the terms and conditions of the Capital Increase Agreement

“Capital Increase Agreement”	the capital increase agreement dated 29 December 2021 entered into between Yuwang Energy and Huaneng Treasury

“Company”	Huaneng Power International, Inc.

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“connected subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“Directors”	the directors (including independent non-executive directors) of the Company

“HIPDC”	Huaneng International Power Development Corporation

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited

“Huaneng Finance”	China Huaneng Finance Corporation Limited

“Huaneng Group”	China Huaneng Group Co., Ltd.

“Huaneng Treasury”	China Huaneng Group Treasury Management (Hong Kong) Limited

“PRC” or “China”	the People’s Republic of China

“Pro-Power Investment”	Pro-Power Investment Limited

“RMB”	the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Yuwang Energy”	Yunnan Diandong Yuwang Energy Co., Ltd.

“Zhanyi Company”	Huaneng Clean Energy (Qujing Zhanyi) Co., Ltd.

“USD”	the United States dollar, the lawful currency of the United States of America

By Order of the Board

Huaneng Power International, Inc.

Huang Chaoquan

Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
30 December 2021